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                                                     Filed by Allen Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Allen Telecom Inc.
                                                     Commission File No. 1-06016

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

FOR IMMEDIATE RELEASE

Contacts:

Andrew Corporation

Media:                                      Investors:
David Lilly or Thomas Davies                Charles Nicholas
Kekst and Company                           Andrew Corporation
(212) 521-4800                              (708) 873-2740

Allen Telecom

Media:                                      Investors:
Dianne McCormick                            Robert Youdelman
Allen Telecom                               Allen Telecom
(216) 765-5855                              (216) 765-5820


         ANDREW TO ACQUIRE ALLEN IN $500 MILLION STOCK-FOR-STOCK TRANSACTION

         - EXTENDS ANDREW'S LEADING MARKET POSITION TO CREATE BROADEST PRODUCT PORTFOLIO IN THE WIRELESS INFRASTRUCTURE SUBSYSTEMS MARKET

         -        COMPANIES SEE SUBSTANTIAL COST SAVING OPPORTUNITIES

         - EXPECTED TO BE ACCRETIVE TO ANDREW EARNINGS PER SHARE IN THE FIRST FULL YEAR FOLLOWING COMPLETION

ORLAND PARK, IL and BEACHWOOD, OH, FEBRUARY 18, 2003 - Andrew Corporation (Nasdaq: ANDW) and Allen Telecom Inc. (NYSE: ALN) today announced the signing of a definitive agreement under which Andrew will acquire Allen in a stock-for-stock transaction valued at approximately $500 million. This strategically important and highly complementary combination establishes Andrew as the preeminent global wireless infrastructure subsystems supplier, with capabilities to provide total customer solutions, including virtually the entire base station RF footprint.
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With relationships with every major global OEM and operator, a product portfolio of unrivaled breadth, and local sales, manufacturing, and distribution presence in every major region of the world, Andrew is ideally positioned to support
CDMA, TDMA and GSM wireless standards, as well as emerging 3G technologies.

The combined company will be the number one global supplier of coaxial cables, RF power amplifiers, terrestrial microwave antennas, network geolocation solutions, and repeaters and in-building systems; and the number two global merchant provider of filters and base station antennas. Furthermore, the combined company can deliver an integrated offering of active components - filters and RF power amplifiers - to better meet the evolving performance and cost-efficiency requirements of customers.

Andrew is now uniquely positioned in the telecommunications industry to generate both accelerated near-term growth from its expanded presence in these key market segments and to capture a greater portion of the $20 billion wireless infrastructure subsystems market.

The transaction is expected to be accretive to Andrew earnings per share in the first full year following completion and will be structured to qualify as a tax-free exchange. The company sees substantial opportunities for synergies and cost savings - in excess of $40 million in annual cost savings following integration - from efficiencies in manufacturing, purchasing, research and development, and sales, general and administration.

Under terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, Allen shareholders will receive 1.775 shares of newly-issued Andrew stock for each Allen share that they currently own. Based on Andrew's closing price of $9.01 per share on February 14, 2003, the consideration represents a 21% premium over Allen's share price on the same day. Following completion of the transaction, on a fully diluted basis, excluding Allen preferred stock, Andrew shareholders will own approximately 64% and Allen shareholders will own approximately 36%.

Following completion of the transaction, the combined company will have nearly 7,000 employees, pro forma annual revenues of approximately $1.3 billion, and annual R&D spending of $90 million. The company will also have a strong balance sheet and enhanced financial flexibility. Customers of the combined company will benefit tremendously from this unparalleled scale and financial strength.

Ralph Faison, Chief Executive Officer and President of Andrew, said: "This is a landmark transaction that fundamentally redefines the dynamics of our industry. It extends Andrew's leadership in the wireless infrastructure subsystems market and positions us to lead the industry through its consolidation phase. The addition of Allen's strong presence in the attractive areas of filters, base station
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antennas, in-building systems and geolocation also diversifies and expands our product offerings, opening up new revenue streams and enabling us to provide customers with the most comprehensive product portfolio in the industry. We will also benefit greatly from the insights and experience of the talented Allen professionals joining our team."

Robert G. Paul, President and Chief Executive Officer of Allen, said: "The strategic vision of this transaction is compelling. By joining forces with Andrew, we will gain access to new customers, who will benefit from our ability to offer them the most comprehensive solutions in the industry. Our shareholders receive a premium over the current value of their shares and the opportunity to benefit from the considerable upside we see for the combined company by virtue of their continuing investment."

Dr. Floyd L. English, Chairman of Andrew, said: "Building on the success of our acquisition of Celiant, which greatly strengthened our position in power amplifiers, this transaction continues to advance our strategy of increasing our addressed markets through internal development initiatives and acquisitions, and significantly enhances our leadership position in the wireless infrastructure market."

Philip Wm. Colburn, Chairman of Allen, and Robert G. Paul, Chief Executive Officer of Allen, will join the Andrew Board of Directors following completion of the transaction, increasing the total number of directors to 12.

Completion of the transaction, which is expected to occur in the first half of 2003, is subject to approval of shareholders of both companies, expiration of the applicable waiting period under the Hart-Scott-Rodino Act and other customary closing conditions.

Morgan Stanley acted as financial advisor to Andrew. Bear, Stearns & Co. Inc. acted as financial advisor to Allen.

Investment Community Webcast

Andrew and Allen will be holding an investment community conference call and webcast to discuss today's announcement at 11:00 EST. Those interested in accessing the webcast can do so by visiting www.andrew.com or www.allentele.com at least five minutes before the conference and following the prompts.

About Andrew Corporation

Andrew Corporation (htpp://www.Andrew.com) is a global leader in the design, manufacture and supply of communications equipment and systems. Andrew provides proven solutions for wireless, fixed-line and satellite broadband service providers and broadcasters throughout the world.
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About Allen Telecom Inc.

Allen Telecom Inc. (http://www.allentele.com) is a leading supplier of wireless equipment to the global telecommunications infrastructure market. FOREM supplies sophisticated filters, duplexers, combiners, amplifiers and microwave radios to an array of OEM customers. MIKOM focuses on providing repeaters, in-building systems and other products that enhance both the coverage and the capacity of a wireless system. Tekmar Sistemi provides integrated low power fiber optic and cable distributed antenna systems for indoor coverage systems. Decibel Products and Antenna Specialists manufacture land based and mobile antennas in frequency bands that cover all of the traditional wireless networks. Grayson Wireless supplies measurement and signal processing systems for testing the performance of a wireless network, network-based wireless caller geolocation systems for E911 and value added services. Comsearch offers program management, network planning, engineering development and installation of wireless networks worldwide.

This press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


Additional Information and where to find it

Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction will be included in the joint proxy statement/prospectus.

Safe Harbor Statement

Some of the statements in this news release are forward looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the company's ability to consummate and integrate this acquisition and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers' ability to fund purchases of our products and services, the company's ability to achieve the cost savings
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anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end user demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.

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